Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 USA	AEGON N.V.
Postal address:
P.O. Box 85
2501 CB The Hague (The Netherlands)
Aegon N.V. visiting address:
Bezuidenhoutseweg 273
2594 AN The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	Direct Dial	The Hague
JR/1/6-8-2008	File no. 001-10882	344 8306	6 August 2008
(TEL)

Dear Mr. Rosenberg,

I am writing to confirm receipt of your letter dated July 28, 2008 and notify you that we request an extension and expect to be able to send you our response letter by September 8, 2008. I also discussed your letter and our plan to request an extension in a telephone conversation with Mr. Rodriguez of the Division of Corporation Finance on August 1, 2008.

Very truly yours,

/s/ Ruurd A. van den Berg
Ruurd A. van den Berg
Executive Vice-President
Group Finance & Information

Register The Hague no. 27076669